UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____________ to ______________

Commission File Number 1-10928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

(f/k/a Intertape Polymer Group Inc. USA Employees’

Stock Ownership and Retirement Savings Plan)

100 Paramount Drive, Suite 300

Sarasota, Florida 34232

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan and the Audit Committee of Intertape Polymer Corp. USA:

We have audited the accompanying statement of net assets available for benefits of the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ FRAZIER & DEETER, LLC

Tampa, Florida

June 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Tampa, Florida

June 28, 2016

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
ASSETS
Investments, at fair value (See notes 4, 5, 6):
Mutual funds	$74,988,830	$61,563,891
Bond funds	3,308,359	2,503,408
Collective trust fund	13,317,783	13,402,549
Common trust fund - Intertape Polymer Group	13,020,016	9,905,760

Total investments at fair value	104,634,988	87,375,608

Receivables:
Notes receivable from participants	3,032,633	2,859,662
Employer contributions receivable	3,119,953	2,927,442

Total receivables	6,152,586	5,787,104

Total assets	110,787,574	93,162,712

LIABILITIES
Excess contributions payable to participants	(42,697)	(35,831)

Total liabilities	(42,697)	(35,831)

Net assets available for benefits	$110,744,877	$93,126,881

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
ADDITIONS
Contributions from:
Employer (See note 3)	$3,077,256	$2,891,611
Participants	6,011,907	5,015,989

Total contributions	9,089,163	7,907,600

Investment and other income (loss):
Dividends	3,082,176	3,860,818
Net appreciation (depreciation) in fair value of investments	8,715,630	(5,825,895)
Interest on notes receivable from participants	133,284	123,720

Total investment and other income (loss)	11,931,090	(1,841,357)

Total additions	21,020,253	6,066,243

DEDUCTIONS
Benefits paid to participants	(5,665,368)	(8,426,132)
Administrative expenses	(20,840)	(23,970)

Total deductions	(5,686,208)	(8,450,102)

Net increase (decrease) in net assets available for benefits	15,334,045	(2,383,859)
Transfer from Better Packages, Inc. 401(k) Plan	2,283,951	—
Net assets available for benefits at beginning of year	93,126,881	95,510,740

Net assets available for benefits at end of year	$110,744,877	$93,126,881

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1 – Description of the Plan

The following description of the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the amended Plan document for a more complete description of the Plan’s provisions.

General

Intertape Polymer Group Inc. and its participating subsidiaries (the “Company”) established the Intertape Polymer Group Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994. As of January 1, 2001, the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”). As of January 1, 2008, the Plan’s name was changed to Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan. All other aspects of the Plan remained unchanged.

Effective January 1, 2016, the Better Packages, Inc. 401(k) Plan was merged into the Plan. On January 6, 2016, total assets transferred were $2,283,951.

Eligibility

To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.

Contributions

Participants may contribute up to 100 percent of their pretax annual compensation, subject to Internal Revenue Service (“IRS”) limitations based upon the participant’s compensation level. The Company may elect to match a portion of elective contributions if a participant is credited with at least 180 service days during the Plan year and the participant is employed on the last day of the year. Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation. In addition, the Board of Directors, at its discretion, may make an ESOP contribution.

Effective January 1, 2013, the Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. For employees hired on or after March 1, 2014, automatically enrolled participants have their deferral rate set at 2 percent of eligible compensation and their contributions invested in the stable value fund until changed by the participant.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

1 – Description of the Plan (continued)

Furthermore, for these employees and for participants who have their deferral rate set at less than 4 percent, the participant’s deferral rate will automatically increase by 1 percent on the first payroll period occurring on or after January 1 of each year until such time as the participant’s deferral rate equals 4 percent.

Participant Accounts and Voting Rights

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. Each participant is entitled to the vested portion of their account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 20 percent vested after each year and 100 percent vested after the earlier of five years of service, upon reaching normal retirement age, death, or becoming totally and permanently disabled.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above the prime borrowing rate, defined in the Plan document as the prime rate of interest as published in the Wall Street Journal on the date of the loan commitment. Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms may exceed five years, up to a maximum loan term of 15 years. Interest rates for loans outstanding at December 31, 2016 and 2015 range from 4.25% to 5.00%. The Plan Administrator will suspend loan repayments for a military service leave of absence. During 2010, the Plan was amended to allow for participants to have up to two loans outstanding at any one time.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

1 – Description of the Plan (continued)

Payment of Benefits

Upon separation of service due to death, disability, or retirement, a participant is entitled to receive their benefits as a lump-sum amount equal to 100 percent of the value of the participant’s account. Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Upon separation of service for reasons other than death, disability, or retirement, a participant shall be entitled to their benefit in the amount equal to the participant’s vested interest in the balance of his or her account.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined in the amended Plan document, represents a forfeiture. Forfeitures are used to offset employer contributions.

Unallocated Accounts

Prior to 2009, the Company made contributions to the Plan that have not been allocated to participants and have been recorded in unallocated accounts. Funds available in these unallocated accounts may be used to offset employer contributions. See Note 3 for disclosures regarding employer contributions, and forfeited and unallocated accounts.

2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

2 – Summary of Significant Accounting Policies (continued)

Administrative Expenses

Plan administrative expenses are paid by the Company. Participant-related fees and expenses are paid by the Plan through charges to participant accounts.

Valuation of Investments, Notes Receivable from Participants and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. See Note 6 for disclosures regarding fair value measurements.

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are treated as distributions pursuant to the terms of the Plan document.

Excess Contributions Payable to Participants

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2016 and 2015 excess contributions to the applicable participants prior to March 15, 2017 and 2016, respectively.

New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Part I and Part II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted.

Part III is not applicable to the Plan, but management has elected to adopt Parts I and II early. Accordingly, the amendments were retrospectively applied, and as a result, the disclosures of individual investments that represent 5% or more of net assets available for benefits, the net appreciation or depreciation in fair value of investments by general type and the investment strategy for the Plan’s

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

2 – Summary of Significant Accounting Policies (continued)

investment measured at net asset value (“NAV”), as a practical expedient, have been removed, and the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type versus disaggregating by nature, characteristics and risks.

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the NAV practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management elected to adopt this guidance early and amendments were retrospectively applied.

New Standards Issued but Not Yet Effective

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU amends various aspects of AccountingStandard Codification (ASC) Subtopic 825-10, Financial Instruments – Overall. Among other changes, this ASU eliminated the fair value of financial instrument disclosure requirements for all benefit plans. This ASU is effective for fiscal years beginning after December 15, 2018, however earlier adoption is permitted. Management does not expect the adoption of this update to have a significant impact on the Plan’s financial statements.

Subsequent Events

No adjusting events have occurred between the reporting date of these financial statements and June 27, 2017, the date the financial statements were issued.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

3 – Employer Contributions, and Forfeited and Unallocated Accounts

The following represents activity for forfeited and unallocated accounts for the 2016 and 2015 Plan years:

	Forfeited Accounts	Unallocated Accounts	Total
Balances at January 1, 2015	$44,615	$8,031	$52,646
Forfeitures	52,425	—	52,425
Dividends and gains	382	99	481
Transferred to employer contribution	(50,164)	—	(50,164)

Balances at December 31, 2015	47,258	8,130	55,388

Forfeitures	60,225	—	60,225
Dividends and gains (losses)	705	(45)	660
Transferred to employer contribution	(43,634)	—	(43,634)

Balances at December 31, 2016	$64,554	$8,085	$72,639

For the 2016 and 2015 Plan years, the Company’s management approved a matching contribution at a rate of 75% of participants’ contributions up to 6% of eligible salaries deferred. The Company’s Board of Directors also approved a profit-sharing contribution of 1% of employees’ eligible salaries for the 2016 and 2015 Plan years.

The employer contribution was funded on March 13, 2017, and March 11, 2016, for the 2016 and 2015 Plan years, respectively and were funded by forfeiture accounts and cash contributions by the Company, which are classified as employer contributions receivable in the accompanying statement of net assets available for benefits as of December 31, 2016 and 2015. The following presents a reconciliation of the total contribution:

	Plan Year
	2016	2015
Contributions from employer	$3,077,256	$2,891,611
Excess contributions payable to participants	42,697	35,831

Cash contribution due from employer	3,119,953	2,927,442
Forfeitures	64,554	47,258

Total contribution	$3,184,507	$2,974,699

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

4 – Investments

The Plan’s investments are held by the trustee of the Plan and invested for the benefit of the Plan’s participants. Bank of America, N.A. (“Bank of America”) is the trustee of the Plan.

At December 31, 2016 and 2015, the Plan held 662,725 shares (average cost per share of $4.0109; market value per share of $18.850) and 702,983 shares (average cost per share of $3.7180; market value per share of $13.500), respectively, of Company common stock in the common trust fund, all of which was allocated to participant accounts. The common trust fund had cash, short term investments and amounts due from broker at December 31, 2016 of $527,650. The common trust fund had cash and cash equivalents at December 31, 2015 of $414,395.

5 – Collective Trust Fund

The Plan invests in the Wells Fargo Stable Value Fund O, a stable value collective trust fund composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively:

	2016
Investment type	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust fund	$13,317,783	$—	Daily	12 months
	2015
Investment type	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust fund	$13,402,549	$—	Daily	12 months

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

6 – Fair Value Measurements

The FASB Accounting Standards Codification (the “Codification”) provides a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under this guidance are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

6 – Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds/Bond funds: Valued at the quoted NAV of shares held by the Plan at year end.

Collective trust fund: Valued using the NAV practical expedient, determined by the fund manager based on the fair value of underlying assets.

Common trust fund: Valued at the fair value of the underlying assets of the fund, which includes cash and Company common stock valued at the closing price reported on the active market on which the Company’s common stock is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$74,988,830	$—	$—	$74,988,830
Bond funds	3,308,359	—	—	3,308,359
Common trust fund	13,020,016	—	—	13,020,016

Total assets in the fair value hierarchy	$91,317,205	$—	$—	91,317,205

Investments measured at net asset value (1)				13,317,783

Investments at fair value				$104,634,988

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$61,563,891	$—	$—	$61,563,891
Bond funds	2,503,408	—	—	2,503,408
Common trust fund	9,905,760	—	—	9,905,760

Total assets in the fair value hierarchy	$73,973,059	$—	$—	73,973,059

Investments measured at net asset value (1)				13,402,549

Investments at fair value				$87,375,608

(1)	In accordance with ASU 2015-12, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2016 and 2015

7 – Related Parties and Parties-In-Interest Transactions

Transactions by the Plan with the common trust fund and notes receivable from participants qualify as parties-in-interest transactions.

8 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

9 – Tax Status

The IRS issued a favorable determination letter dated June 19, 2015, in regards to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC, in all material respects. As such, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10 – Risks and Uncertainties

The Plan invests in various securities including mutual funds, bond funds, a collective trust fund and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2015 and 2014

11 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$110,744,877	$93,126,881
Employer contributions receivable	(3,119,953)	(2,927,442)
Excess contributions payable to participants	42,697	35,831

Total net assets per Form 5500	$107,667,621	$90,235,270

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements to Form 5500:

	Year Ended December 31,
	2016	2015
Net increase (decrease) in net assets available for benefits per the financial statements	$15,334,045	$(2,383,859)
Change in employer contributions receivable	(192,511)	(133,091)
Change in excess contributions payable to participants	6,866	(1,623)

Net income per Form 5500	$15,148,400	$(2,518,573)

Supplemental Schedule

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2016

Employer ID #57-1088158 – Plan #003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	American Beacon Small Cap Value I Fund	Mutual fund	$1,560,774
	American Century Equity Income Fund	Mutual fund	4,222,365
	American Century Mid Cap Value Fund	Mutual fund	7,173,679
	American Century One Choice 2025 Fund	Mutual fund	9,369,106
	American Century One Choice 2035 Fund	Mutual fund	4,687,637
	American Century One Choice 2045 Fund	Mutual fund	4,230,774
	American Century One Choice 2055 Fund	Mutual fund	194,322
	American Century One Choice Income Fund	Mutual fund	2,765,612
	American Funds Capital World Growth and Income Fund	Mutual fund	2,981,486
	American Funds EuroPacific Growth Fund	Mutual fund	1,890,011
	Baron Growth Fund	Mutual fund	2,949,212
	BlackRock International Index	Mutual fund	252,478
	BlackRock Small Cap Index Fund	Mutual fund	568,827
	Clearbridge Mid Cap Institutional Fund	Mutual fund	2,731,412
	Columbia Large Cap Index Fund	Mutual fund	11,127,290
	Federated Mid-Cap Index Fund	Mutual fund	1,311,127
	Franklin Growth Fund	Mutual fund	8,827,329
	Invesco Equity & Income Fund	Mutual fund	6,024,078
	MFS Global Equity Fund	Mutual fund	2,121,311

			74,988,830

	Federated Total Return Bond Fund	Bond fund	2,387,767
	Dreyfus Bond Market Index Fund	Bond fund	505,825
	BlackRock Inflation Protected Bond Fund	Bond fund	414,767

			3,308,359

	Wells Fargo Stable Value Fund O	Stable asset collective trust fund	13,317,783

*	Intertape Polymer Group Inc.	Common trust fund	13,020,016

*	Notes Receivable from Participants	Rates from 4.25% to 5.00%, with weekly and bi-weekly payments and maturities through 2030	3,032,633

			$107,667,621

*	- Represents a party-in-interest.
**	- Cost basis has not been included as all investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER CORP. INC. USA EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

By:	Intertape Polymer Corp., Plan Administrator

By:	/s/ Charmaine V. Martin
Charmaine V. Martin, Vice President

Date: June 27, 2017

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Frazier & Deeter, LLC – Independent Registered Public Accounting Firm

23.2	Consent of Grant Thornton LLP – Independent Registered Public Accounting Firm